EXHIBIT 11

AAMES FINANCIAL CORPORATION and SUBSIDIARIES
Computation of Basic and Diluted Income per Common Share
(In thousands, except per share data)

	Three Months Ended September 30,
	2003	2002
Basic net income per common share:
Net income	$ 28,663	$ 9,914
Less: Accrued dividends on Series B, C and D
Convertible Preferred Stock	(3,478)	(3,823)

Basic net income to common stockholders	$ 25,185	$ 6,091

Basic weighted average number of common shares outstanding	6,877	6,483

Basic net income per common share	$ 3.66	$ 0.94

Diluted net income per common share:
Basic net income to common stockholders	$ 25,185	$ 6,091
Plus: Accrued dividends on Series B, C and D Convertible
Preferred Stock	3,478	3,823
Interest on 5.5% Convertible Subordinated Debentures	885	1,567

Diluted net income (loss) to common stockholders	$ 29,548	$ 11,481

Basic weighted average number of common shares outstanding	6,877	6,483
Plus incremental shares from assumed:
Conversions of:
Series B, C and D Convertible Preferred Stock	85,439	85,547
5.5% Convertible Subordinated Debentures	824	1,458
Exercise of:
Common stock options	7,406	--
Warrants	3,178	--

Diluted weighted average number of common shares outstanding	103,724	93,488
Diluted net income per common share	$ 0.28	$ 0.12